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                                                                      EXHIBIT 11



For immediate release                Contact:  David L. Concannon
                                               General Counsel
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                                               Axsys Technologies, Inc.
                                               201/871-7756
                                               dlc@axsys.com
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                                               www.axsys.com
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  Axsys Technologies Receives $20.00 Per Share Acquisition Proposal;
                          Bershad Proposal Withdrawn


Englewood Cliffs, NJ, January 13, 1999 -- Axsys Technologies, Inc. (Nasdaq:
AXYS) today announced that Stephen W. Bershad, the Chairman and Chief Executive Officer of the Company and the beneficial owner of approximately 30% of the outstanding shares of Common Stock of the Company, has withdrawn his November 20th proposal for the acquisition of all of the outstanding shares of Common Stock of the Company. Mr. Bershad withdrew his proposal after the Company received an unsolicited proposal from an entity that seeks to acquire the Company for $20.00 per share in cash.

In light of the withdrawal of Mr. Bershad's proposal, the Company's Board of Directors, at a meeting held on January 13, 1999, dissolved the Special Committee, consisting of Anthony J. Fiorelli, Jr. and Eliot M. Fried, that had been formed for the purpose of evaluating the Bershad proposal.

The full Board of Directors has authorized the retention of independent investment banking advisers to explore strategic alternatives for the Company. These strategic alternatives may include a possible business combination, recapitalization, acquisition by the Company or sale of the Company or certain of its assets.

There can be no assurance that this process will result in any transaction involving the Company.

Axsys Technologies, Inc. supplies micro-positioning and precision optical products for a variety of markets, including defense, space, digital imaging and electronics capital equipment. The company also produces interconnect devices and distributes precision ball bearings for industrial, consumer and other commercial applications. For more information, contact Axsys Technologies, Inc., 910 Sylvan Avenue, Suite 180, Englewood Cliffs, NJ 07632. (201) 871-1500, FAX
(201) 871-7750; web: www.axsys.com
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